SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1) *

                                FMC GOLD COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   302494-10-9
                      (CUSIP Number of Class of Securities)


      Gerald J. Schissler                               L. David Hanower
   Executive Vice President,                          Senior Vice President
  Law and Corporate Affairs                           Glacier Park Company
    Burlington Resources Inc.                     5051 Westheimer, Suite 1400
 5051 Westheimer, Suite 1400                          Houston, Texas  77056
   Houston, Texas  77056                                 (713) 624-9000
      (713) 624-9500

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 DAVID J. GRAHAM
                             Andrews & Kurth, L.L.P.
                          600 Travis Street, Suite 4200
                              Houston, Texas 77002

                                 April 11, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                               Page 1 of 10 Pages

CUSIP No.:        302494-10-9               Page 2 of 10 Pages

1        Name of Reporting Persons,  S.S. or I.R.S. Identification Nos. of
         Above Persons

                  BURLINGTON RESOURCES INC.                   91-1413284

2        Check the Appropriate Box if a Member of a Group  (a) [   ] (b)  [   ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [   ]

6        Citizenship or Place of Organization

                  Delaware

7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

                  0

8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

                  6,500,000

9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

                  0

10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

                  6,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,500,000 shares

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)      [   ]

13       Percent of Class Represented by Amount in Row (11)

                  8.85%

14       Type of Reporting Person (See Instructions)

                  CO

CUSIP No.:        302494-10-9               Page 3 of 10 Pages

1        Name of Reporting Persons,  S.S. or I.R.S. Identification Nos. of
         Above Persons

                  GLACIER PARK COMPANY                        41-1233483

2        Check the Appropriate Box if a Member of a Group  (a) [   ]  (b) [   ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)     [   ]

6        Citizenship or Place of Organization

                  Delaware

7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

                  0

8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

                  6,500,000

9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

                  0

10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

                  6,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,500,000 shares

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)      [   ]

13       Percent of Class Represented by Amount in Row (11)

                  8.85%

14       Type of Reporting Person (See Instructions)

                  CO

                                    AMENDMENT NO. 1 TO SCHEDULE 13D

INTRODUCTION

     This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated May 24, 1990 (the "initial Schedule 13D"), filed by Burlington Resources Inc., a Delaware corporation ("BR"), and Meridian Minerals Company, which was a Montana corporation ("Meridian Minerals") and a wholly owned subsidiary of BR. Subsequent to the filing of the initial Schedule 13D, Meridian Minerals was merged with and into Glacier Park Company, a Delaware corporation ("Glacier Park") and a wholly owned subsidiary of BR. In accordance with Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, the text of the initial Schedule 13D is restated in this Amendment, except to the extent amended or supplemented hereby.


Item 1.           Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of FMC Gold Company. The name of the issuer is FMC Gold Company, a Delaware corporation ("FMC Gold"). The address of its principal executive office is 5011 Meadowood Way, Reno, Nevada 89502.


Item 2.           Identity and Background.

     (a), (b), (c) and (f). The initial Schedule 13D related to the acquisition by Meridian Minerals Company, which was a Montana corporation ("Meridian Minerals") and a wholly owned subsidiary of Burlington Resources Inc., a Delaware corporation ("BR"), of 8,000,000 shares of Common Stock pursuant to an Agreement and Plan of Merger, dated April 19, 1990, among Meridian, Meridian Gold Company ("Meridian Gold"), FMC Gold, FMC Corporation and BR (the "Merger Agreement"). The acquisition of the Common Stock was upon the terms and subject to the conditions set forth in the Merger Agreement and is more fully described below in Item 5. A complete copy of the Merger Agreement was attached as Exhibit 1 to the initial Schedule 13D.

     Subsequent to the filing of the initial Schedule 13D, Meridian was merged with and into Glacier Park Company, a Delaware corporation ("Glacier Park") and a wholly owned subsidiary of BR.

     This Amendment relates to the sale by Glacier Park on April 11, 1996, of 1,500,000 shares of Common Stock in a block trade on the New York Stock Exchange.

     BR is a holding company engaged, through its principal subsidiary, Meridian Oil Inc. and its affiliated companies, in the exploration, development and production of oil and gas, and related marketing activities. Glacier Park is engaged in the management and sale of certain assets related to BR's discontinued real estate, forest products, and minerals operations. At the time the initial Schedule 13D was filed, Meridian Minerals was engaged in the exploration, development and production of minerals and crushed rock products, including aggregates and coal. The address of the principal executive office for each of BR and Glacier Park is 5051 Westheimer, Suite 1400, Houston, Texas 77056. The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of BR and Glacier Park are set forth on Schedule I attached hereto.

     (d) and (e). None of BR, Glacier Park and, to the best knowledge of BR and Glacier Park, the directors or executive officers of BR and Glacier Park has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     Meridian Minerals acquired the 8,000,000 shares of FMC Gold Common Stock in consideration for all of the outstanding shares of its wholly owned subsidiary, Meridian Gold.


Item 4. Purpose of Transaction.

     The purpose of the Merger Agreement was the disposition by Meridian Minerals of all of its outstanding shares of Meridian Gold and the acquisition of an equity interest in FMC Gold.

     (a) In the Merger Agreement, FMC Gold provided registration rights under the Securities Act of 1933 to Meridian Minerals, including certain hold back arrangements by FMC Corporation and FMC Gold prior to April 1, 1991, with respect to Common Stock acquired by Meridian Minerals. Pursuant to the terms of the Merger Agreement, the registration rights expired in May 1993.

     (b) Meridian Minerals acquired the Common Stock through a merger in which a subsidiary of FMC Gold merged into Meridian Gold, with Meridian Gold as the surviving corporation. Meridian Gold thus became a wholly owned subsidiary of FMC Gold following the merger and Meridian Minerals received the 8,000,000 shares of Common Stock in exchange for its shares of Meridian Gold.

     (c)      None.

     (d)      None.

     (e) None, other than the issuance of the 8,000,000 shares of Common Stock.

     (f)      None.

     (g)      None.

     (h)      None.

     (i)      None.

     (j)      None.


Item 5.           Interest in Securities of the Issuer.

     (a) Pursuant to the Merger Agreement, Meridian Minerals acquired
8,000,000 shares of Common Stock or approximately 11% of the outstanding Common Stock. Following the sale on April

11, 1996, Glacier Park held 6,500,000 shares of Common Stock or 8.85% of the outstanding Common Stock.

         (b) Glacier Park shares with BR power to vote or dispose of the Common Stock it owns.

         (c)      None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Common Stock that Glacier Park owns.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None, other than the registration rights described in Item 4(a), which have expired.


Item 7.           Material to be Filed as Exhibits.

         (1) Agreement and Plan of Merger, dated April 19, 1990, with exhibits (filed as Exhibit 1 to Schedule 13D, filed May 25,
                  1990)



                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1996


                                             BURLINGTON RESOURCES INC.


                                                 /s/  GERALD J. SCHISSLER
                                             Gerald J. Schissler
                                             Executive Vice President, Law and
                                                 Corporate Affairs


                                             GLACIER PARK COMPANY


                                                 /s/  L. DAVID HANOWER
                                             L. David Hanower
                                             Senior Vice President

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, residence or business address, and present principal occupation or employment of the directors and executive officers of Burlington Resources Inc. Individuals designated with a (1) are also directors and executive officers of Glacier Park Company and with a (2) are also executive officers of Glacier Park Company. Unless otherwise indicated, the business address of each individual listed below is 5051 Westheimer, Suite 1400, Houston, Texas 77056. Each individual listed below is a citizen of the United States.


                                  Present Principal Occupation or Employment
Name and Address                  (Principal Business)

Directors

John V. Byrne                     Retired
3190 N.W. Deer Run
Corvallis, Oregon 97330

S. Parker Gilbert                 Retired
Morgan Stanley Group Inc.
1251 Avenue of the Americas
New York, New York 10020

James F. McDonald                 President and Chief Executive Officer of
One Technology Pkwy South         Scientific-Atlanta, Inc.(Telecommunications)
Norcross, Georgia 30092


Thomas H. O'Leary                 Chairman of the Board of BR
Burlington Resources Inc.
999 Third Avenue, Suite 2810
Seattle, Washington  98104

Donald M. Roberts                 Retired
430 Park Avenue, Suite 600
New York, New York 10022

Walter Scott, Jr.                 Chairman and President of Peter Kiewit Sons',
1000 Kiewit Plaza                 Inc.(Construction, mining, and
Omaha, Nebraska 68131             telecommunications)

Bobby S. Shackouls  (1)           President and Chief Executive Officer of BR

William E. Wall                   Of Counsel, Siderius Lonergan (Law Firm)
2450 Westmont Way West
Seattle, Washington 98199

Executive Officers

John E. Hagale  (1)               Executive Vice President and Chief Financial
of BR                             Officer


Harold E. Haunschild  (2)         Executive Vice President, Human Resources and
                                  Administration of BR

Randolph P. Mundt                 Executive Vice President, Marketing, of
                                  Meridian Oil Inc.

C. Ray Owen                       Executive Vice President and Chief Operating
                                  Officer of Meridian Oil Inc.

Gerald J. Schissler  (1)          Executive Vice President, Law and Corporate
                                  Affairs of BR





                                  EXHIBIT INDEX


Exhibit                                                           Sequentially
Number                        Description                         Numbered Page


  (1)           Agreement and Plan of Merger, dated April 19, 1990,    *
                with exhibits

                * (Filed as Exhibit 1 to Schedule 13D, filed May 25,
                1990)